

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Mr. Terrence Babilla
President, Chief Operating Officer,
      General Counsel and Secretary
Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

> **RE:** **Sport Supply Group, Inc.**
> **Schedule 13E-3/A**
> **File No. 005-40925**
> **Filed August 5, 2010**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-15289**
> **Filed July 2, 2010**
> **Schedule 13D/A filed by CBT Holdings LLC**
> **Filed March 17, 2010**
> **File No. 005-40925**

Dear Mr. Babilla:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director

cc: Alan J. Bogdanow, Esq., Vinson & Elkins, LLP
       Via Facsimile